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[SAND TECHNOLOGY LOGO]

Montreal, June 6, 2007


Mr Stephen Krikorian
United States Securities and Exchange Commission
Washington, DC
20549
USA


Dear Sir,

We have received your letter dated May 23, 2007 regarding the inclusion of the audit reports for the fiscal years ended July 31, 2005 and 2004. We have the audit reports for those two fiscal years that were originally issued by the former auditors and included in the prior years' form 20-F. We will be preparing an amended filing within the next few days by including the audit report referring to the fiscal years ended July 31, 2005 and 2004 with the current year's form 20-F.

Also, as per your request on your letter, we acknowledge the following:
     1. SAND Technology is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3. SAND Technology may not assert staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me directly at (514) 906-4172 or Mr Gilles Therrien at (514) 906-4179.

Sincerely,


/s/ Arthur Ritchie

Arthur Ritchie
President and Chief Executive Officer


               215, Redfern, suite 410- Westmount, Quebec, H3Z 3L5
                      T: (514) 939-3477 - F: (514) 939 2042
                                  www.sand.com